UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CREDIT ACCEPTANCE CORPORATION

(Name of Subject Company (Issuer))

CREDIT ACCEPTANCE CORPORATION

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class Securities)

225310-10-1

(CUSIP Number of Class of Securities)

Charles A. Pearce

Chief Legal Officer

Credit Acceptance Corporation

25505 West Twelve Mile Road

Southfield, MI 48034-8339

(248) 353-2700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Dr.

Chicago, IL 60606

(312) 407-0700

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	$84,450,000
AMOUNT OF FILING FEE**	$9,677.97

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 1,000,000 shares of the outstanding common stock at a price of $84.45 per share in cash.

**	The amount of the filing fee equals $114.60 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,680.00

Form or Registration No.: Schedule TO

Filing Party: Credit Acceptance Corporation

Date Filed: June 1, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“Commission”) on June 1, 2012 (“Schedule TO”), as amended by Amendment No. 1 and Amendment No. 2 filed with the Commission on June 12, 2012 and June 15, 2012, respectively, by Credit Acceptance Corporation, a Michigan corporation (“CA”), in connection with the offer by CA to purchase for cash up to 1,000,000 shares of its common stock, par value $0.01 per share, at a price of $84.45 per share, net to the seller in cash, without interest, upon and subject to the terms and conditions described in the Offer to Purchase, dated June 1, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which, in each case, as amended and supplemented from time to time, constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated in this Amendment No. 3 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.

Items 1 through 11. Summary Term Sheet; Subject Company Information; Identity and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; Persons/Assets Retained, Employed, Compensated or Used; Financial Statements; Additional Information

The fourth bullet in the “Certain Information Concerning CA — Incorporation by Reference” section of the Offer to Purchase on page 27 thereof is hereby amended and restated as follows:

•	Current Reports on Form 8-K, filed with the Commission on March 30, 2012, April 4, 2012, May 17, 2012, June 1, 2012, June 15, 2012 and June 22, 2012.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented to add the following:

EXHIBIT NUMBER	DESCRIPTION

(a)(5)(vi)	Press release dated June 22, 2012 announcing certain financial results (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 22, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT ACCEPTANCE CORPORATION

By:	/s/ Douglas W. Busk
Name:	Douglas W. Busk
Title:	Senior Vice President and Treasurer

Dated: June 22, 2012

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(5)(i)	Notice of Guaranteed Delivery.*

(a)(5)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(iv)	Letter to Participants in the Credit Acceptance Corporation 401(k) Plan and Trust.*

(a)(5)(v)	Press release dated June 1, 2012 announcing the commencement of the offer (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 1, 2012).

(a)(5)(vi)	Press release dated June 22, 2012 announcing certain financial results (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 22, 2012).

(b)(1)	Fifth Amended and Restated Credit Agreement, dated as of June 17, 2011, among CA, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 22, 2011).

(b)(2)	Fourth Amended and Restated Loan and Security Agreement, dated as of June 16, 2010, among CA, CAC Warehouse Funding Corporation II, Variable Funding Capital Company, LLC, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 18, 2010).

(b)(3)	Amendment No. 1, dated as of June 17, 2011, to Fourth Amended and Restated Loan and Security Agreement dated as of June 16, 2010 among CA, CAC Warehouse Funding Corporation II, Variable Funding Capital Company LLC, Wells Fargo Securities, LLC, and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 22, 2011).

(b)(4)	Loan and Security Agreement, dated as of May 23, 2008 among CA, CAC Warehouse Funding III, LLC, Fifth Third Bank, Relationship Funding Company, LLC and Systems & Services Technologies, Inc. (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 2, 2008).

(b)(5)	First Amendment to Loan and Security Agreement, dated as of August 31, 2009, among CA, CAC Warehouse Funding III, LLC, Fifth Third Bank and Relationship Funding Company, LLC (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated August 31, 2009).

(b)(6)	Second Amendment to Loan and Security Agreement, dated as of September 10, 2010, among CA, CAC Warehouse Funding III, LLC, and Fifth Third Bank (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated September 10, 2010).

(b)(7)	Loan and Security Agreement, dated as of August 19, 2011, among CA, CAC Warehouse Funding LLC IV, BMO Capital Markets Corp., Bank of Montreal and Wells Fargo Bank, National Association (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated August 24, 2011).

(b)(8)	First Amendment to the Fifth Amended and Restated Credit Agreement, dated as of June 15, 2012, among the Company, the Banks which are parties thereto from time to time, and Comerica Bank as Administrative Agent and Collateral Agent for the Banks (incorporated by reference to an exhibit to CA’s Current Report on Form 8-K, dated June 15, 2012).

(d)(1)	Credit Acceptance Corporation Amended and Restated Incentive Compensation Plan, as amended, March 26, 2012 (incorporated by reference to Annex A to CA’s Definitive Proxy Statement on Schedule 14A, dated April 5, 2012).

(d)(2)	Credit Acceptance Corporation 1992 Stock Option Plan, as amended and restated May 1999 (incorporated by reference to CA’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 000-20202)).

(d)(3)	Credit Acceptance Corporation Director Stock Option Plan (incorporated by reference to CA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 000-20202)).

*	Previously filed.